SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Form T-3

APPLICATION FOR QUALIFICATION OF INDENTURE

UNDER THE TRUST INDENTURE ACT OF 1939

Mirant Corporation

(Name of Applicant)

1155 Perimeter Center West

Suite 100
Atlanta, Georgia 30338
(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE

INDENTURE TO BE QUALIFIED

Title of Class	Amount
8.25% Senior Secured Notes due 2008	$867 million

      Approximate date of proposed public offering: As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:	Copies to be sent to:
Douglas L. Miller, Esq. Senior Vice President and General Counsel Mirant Corporation 1155 Perimeter Center West Suite 100 Atlanta, Georgia (678) 579-5000	J. Gregory Milmoe, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

      The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the obligor.

1.     General Information

      (a) Mirant Corporation (the “Corporation”), is a Delaware corporation.

      (b) The Corporation was organized under the laws of the State of Delaware, on April 20, 1993.

2.     Securities Act Exemption Applicable

      The Corporation is offering (i) to exchange (the “Senior Notes Exchange Offer”) $1,000 principal amount of the Corporation’s 8.25% Senior Secured Notes due 2008 (the “New Secured Notes”), warrants to purchase 22.47 shares of the Corporation’s common stock and $5.00 in cash for each $1,000 principal amount of the Corporation’s currently outstanding 7.4% Senior Notes due 2004 (CUSIP No. 842815 AC 6) (the “Senior Notes”) and (ii) to exchange (the “Convertible Debentures Exchange Offer,” and together with the Senior Notes Exchange Offer, the “Exchange Offers”) $1,000 principal amount of New Secured Notes, warrants to purchase 22.47 shares of the Corporation’s common stock and $5.00 in cash for each $1,000 principal amount of the Corporation’s currently outstanding 2.5% Convertible Senior Debentures due 2021 (CUSIP No. 604675 AB 4) (the “Convertible Debentures,” and together with the Senior Notes, the “Exchange Offer Securities”). The terms of the Exchange Offers are contained in the Second Amended Offering Circular and Disclosure Statement and Solicitation of Acceptances of a Prepackaged Plan of Reorganization, dated June 30, 2003 (the “Offering Circular”), and in related documents incorporated by reference herein as Exhibit T3E.

      As the New Secured Notes are proposed to be offered for exchange by the Corporation with its existing security holders exclusively and solely for outstanding securities of the Corporation, the transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof. No sales of securities of the same class as the New Secured Notes have been or are to be made by the Corporation by or through an underwriter at or about the same time as the Exchange Offers for which the exemption is claimed. No consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for the customary payments to be made in respect of preparation, printing, and mailing of the Offering Circular and related documents and the engagement of Deutsche Bank Trust Company Americas as Exchange Agent for the Corporation. No holder of the outstanding securities has made or will be requested to make any cash payment to the Corporation in connection with the Exchange Offers.

AFFILIATIONS

3.     Affiliates

      The following is a list of affiliates of the Corporation as of the date of this application. The voting securities of each of these entities are owned 100% by its immediate parent unless indicated otherwise.

Jurisdiction of
Name of Company	Organization

Mirant Corporation	Delaware
Mirant Trust I	Delaware
Mirant Capital Management, LLC	Delaware
Mirant Capital, Inc.	Delaware
Mirant Fund 2001, LLC	Delaware
(93.46% — Mirant Capital, Inc.; 6.54% — Third party)
Cheng Power Systems, Inc.	California
(6.4% — Mirant Fund 2001, LLC; 93.6% — Third parties)
Gunderboom, Inc.	Alaska
(38% — Mirant Fund 2001, LLC; 62% — Third parties)
Axonn, L.L.C	Louisiana
(16% — Mirant Fund 2001, LLC; 84% — Third parties)

Jurisdiction of
Name of Company	Organization

Industrial Technology Ventures, LP	Georgia
(4% — Mirant Fund 2001, LLC; 96% — Third parties)
Phonex Broadband Corp.	Utah
(7.53% — Mirant Fund 2001, LLC; 92.47% Third parties)
Mirant Services, LLC	Delaware
Mirant Hong Kong Membership, Inc.	Delaware
Ravensdown Assets Limited	British Virgin Islands
Mirant Mid-Atlantic Services, LLC	Delaware
Mirant (Bermuda), LTD	Bermuda
Mirant Energy Marketing Austria GmbH	Austria
Mirant Potomac River, LLC	Delaware
Mirant Peaker, LLC	Delaware
Mirant Americas, Inc.	Delaware
Mirant Intellectual Asset Management and Marketing, LLC	Delaware
Shady Hills Power Company, L.L.C	Delaware
West Georgia Generating Company, L.L.C	Delaware
Mirant Oregon, LLC	Delaware
Coyote Springs 2, LLC	Delaware
(50% — Mirant Oregon, LLC; 50% — Third party)
Mirant North Carolina Investments, Inc.	Delaware
Mirant Gastonia, LLC	Delaware
Mirant Construction Holdings, LLC	Delaware
Mint Farm Generation, LLC	Delaware
Mirant Sugar Creek Ventures, Inc.	Delaware
Mirant Sugar Creek Holdings, Inc.	Delaware
Mirant Sugar Creek, LLC	Indiana
(60% — Mirant Sugar Creek Ventures, Inc.; 40% —
Mirant Sugar Creek Holdings, Inc.)
MMD ONE, Inc.	Delaware
MMD TWO, Inc.	Delaware
Mirant de Mexico, S. de R.L. de C.V.	Mexico
(50% — MMD ONE, Inc.; 50% — MMD TWO, Inc.)
Propiedades Punta Mexicana, S. de R.L. de C.V.	Mexico
(50% — MMD ONE, Inc.; 50% — MMD TWO, Inc.)
Mirant Special Procurement, Inc.	Delaware
Mirant Americas Procurement, Inc.	Delaware
Mirant Michigan Investments, Inc.	Delaware
Mirant Zeeland, LLC	Delaware
Mirant Wyandotte, LLC	Delaware
Mirant Birchwood, Inc.	Delaware
Birchwood Power Partners, L.P.	Delaware
(50% — Mirant Birchwood, Inc.; 50% — Third party)
Greenhost, Inc.	Delaware
(50% — Mirant Birchwood, Inc.; 50% — Third party)
Mirant Wichita Falls Investments, Inc.	Delaware
Mirant Wichita Falls Management, Inc.	Delaware
Mirant Wichita Falls, LP	Delaware
(99% — Mirant Wichita Falls Investments, Inc.; 1% — Mirant Wichita Falls Management, Inc.)

Jurisdiction of
Name of Company	Organization

Mirant Nevada Wellcom, LLC	Delaware
Wellcom, LLC	Nevada
(50% — Mirant Nevada Wellcom, LLC; 50% — Third party)
Mirant Las Vegas, LLC	Delaware
Mirant Perryville Investments, Inc.	Delaware
Mirant Wrightsville Investments, Inc.	Delaware
Mirant Wrightsville Management, Inc.	Delaware
Wrightsville Power Facility, L.L.C	Delaware
(1% — Mirant Wrightsville Management, Inc.; 50% — Mirant
Wrightsville Investments, Inc.; 49% — Third party)
Wrightsville Development and Funding, L.L.C	Delaware
(1% — Mirant Wrightsville Management, Inc.; 50% — Mirant
Wrightsville Investments, Inc.; 49% — Third party)
Mirant Portage County, LLC	Delaware
Mirant Dickerson Development, LLC	Delaware
Mirant Chalk Point Development, LLC	Delaware
Mirant Danville, LLC	Delaware
Peace River Station, L.L.C	Florida
Midway Energy Center, L.L.C	Florida
Mirant Americas Generation, LLC	Delaware
Mirant New York, Inc.	Delaware
Mirant New York Investments, Inc.	Delaware
Mirant Bowline, LLC	Delaware
(99% — Mirant New York Investments, Inc.; 1% —
Mirant New York, Inc.)
Mirant Lovett, LLC	Delaware
(99% — Mirant New York Investments, Inc.; 1% —
Mirant New York, Inc.)
Mirant NY-Gen, LLC	Delaware
(99% — Mirant New York Investments, Inc.; 1% —
Mirant New York, Inc.)
Hudson Valley Gas Corporation	New York
Mirant California Investments, Inc.	Delaware
Mirant California, LLC	Delaware
Mirant Delta, LLC	Delaware
Mirant Potrero, LLC	Delaware
Mirant Bay Area Procurement, LLC	Delaware
Mirant New England, Inc.	Delaware
Mirant Canal, LLC	Delaware
Mirant Kendall, LLC	Delaware
Mirant New England, LLC	Delaware
Mirant Wisconsin Investments, Inc.	Delaware
Mirant Neenah, LLC	Delaware
Mirant Texas Management, Inc.	Delaware
Mirant Texas Investments, Inc.	Delaware
Mirant Central Texas, LP	Delaware
(99% — Mirant Texas Investments, Inc.; 1% —
Mirant Texas Management, Inc.)
Mirant Texas, LP	Delaware
(99% — Mirant Texas Investments, Inc.; 1% —
Mirant Texas Management, Inc.)

Jurisdiction of
Name of Company	Organization

Mirant Parker, LLC	Delaware
(99% — Mirant Texas Investments, Inc.; 1% —
Mirant Texas Management, Inc.)
Mirant Mid-Atlantic, LLC	Delaware
Mirant Chalk Point, LLC	Delaware
Mirant D.C. O&M, LLC	Delaware
Mirant Piney Point, LLC	Delaware
Mirant MD Ash Management, LLC	Delaware
Mirant Americas Development, Inc.	Georgia
Mirant Americas Development Capital, LLC	Delaware
Mirant Americas Energy Marketing Investments, Inc.	Georgia
Mirant Americas Production Company	Delaware
Mirant South Louisiana Fee, LLC	Delaware
Mirant South Louisiana Production, LLC	Delaware
Mirant Canada Energy Marketing Investments, Inc.	Alberta
Mirant Canada Energy Marketing, Ltd.	Alberta
Mirant Canada Energy Services, Ltd.	Alberta
Mirant Canada Energy Resources, Ltd.	Alberta
Mirant Canada Energy Trading Partnership	Alberta
(99% — Mirant Canada Energy Marketing, Ltd.; 1% —
Canada Energy Marketing Investments, Inc.)
Mirant Canada Gas Marketing, Ltd.	Alberta
Mirant Canada Energy Capital, Ltd.	New Brunswick
Mirant Americas Energy Capital, LP	Delaware
(99% — Mirant Americas Energy Marketing Investments, Inc.;
1% — Mirant Americas Development, Inc.)
Mirant Americas Energy Capital Assets, LLC	Delaware
Mirant Americas Energy Marketing, LP	Delaware
(99% — Mirant Americas Energy Marketing Investments, Inc.;
1% — Mirant Americas Development, Inc.)
Mirant Americas Gas Marketing I, LLC	Delaware
Mirant Americas Gas Marketing II, LLC	Delaware
Mirant Americas Gas Marketing III, LLC	Delaware
Mirant Americas Gas Marketing IV, LLC	Delaware
Mirant Americas Gas Marketing V, LLC	Delaware
Mirant Americas Gas Marketing VI, LLC	Delaware
Mirant Americas Gas Marketing VII, LLC	Delaware
Mirant Americas Gas Marketing VIII, LLC	Delaware
Mirant Americas Gas Marketing IX, LLC	Delaware
Mirant Americas Gas Marketing X, LLC	Delaware
Mirant Americas Gas Marketing XI, LLC	Delaware
Mirant Americas Gas Marketing XII, LLC	Delaware
Mirant Americas Gas Marketing XIII, LLC	Delaware
Mirant Americas Gas Marketing XIV, LLC	Delaware
Mirant Americas Gas Marketing XV, LLC	Delaware
Mirant Americas Retail Energy Marketing, LP	Delaware
(99% — Mirant Americas Energy Marketing, LP; 1% —
Mirant Americas Development, Inc.)
IntercontinentalExchange, Inc.	Delaware
(4.87% — Mirant Americas Energy Marketing, LP; 95.13% —
Third Parties)

Jurisdiction of
Name of Company	Organization

Mirant Energy Trading, LLC	Delaware
Mirant International Investments, Inc.	Delaware
Mirant International Ventures I, Inc.	Delaware
Mirant International Ventures II, Inc.	Delaware
Mirant Global Finance Investments Limited	British Virgin Islands
(50% — Mirant International Ventures I, Inc.; 50% — Mirant
International Ventures II, Inc.)
Mirant Global Finance Holdings	Ireland
Mirant do Brasil Ltda.	Brazil
(99.99% — Mirant International Investments, Inc.; .01% —
Mirant Services, LLC)
Southern Energy Mauritius Limited	Mauritius
SEMAR Ltd.	Mauritius
SE Newco Limited	Mauritius
Mirant Asia-Pacific (Korea) Ventures B.V	Netherlands
Mirant Asia-Pacific Investments B.V	Netherlands
Mirant Asia-Pacific Ventures, Inc.	Delaware
Mirant Asia-Pacific (Guam) Investments, Inc.	Delaware
Mirant Guam (Tanguisson) Corp.	Hawaii
Mirant Asia-Pacific Holdings, Inc.	Delaware
Mirant Asia-Pacific Limited	Bermuda
(90% — Mirant Asia-Pacific Ventures, Inc.; 10% —
Mirant Asia-Pacific Holdings, Inc.)
Mirant Asia-Pacific (Korea) Development Limited	British Virgin Islands
MAP Navotas I Limited	Hong Kong
Mirant (Philippines) Project Holdings Corporation	Philippines
Navotas II Holdings (BVI) Corp.	British Virgin Islands
MAP Mobile Power Systems (BVI) Corporation	British Virgin Islands
MAP Pagbilao Limited	Hong Kong
MAP Pangasinan Limited	British Virgin Islands
Mirant Sual Investments Corporation	Philippines
Mirant (Philippines) Corporation	Philippines
(40.27% — MAP Pagbilao Limited; 4.33% — MAP
Mobile Power Systems (BVI) Corporation; 4.10% —
Navotas II Holdings (BVI) Corp.; 2.55% — MAP Navotas I Limited; 48.75% — MAP Pangasinan Limited)
Mirant Pagbilao Corporation	Philippines
(87.22% — Mirant (Philippines) Corporation; 12.78% — Third parties)
Mirant (Philippines) Energy Corporation	Philippines
Mirant (Philippines) Services Corporation	Philippines
Mirant (Philippines) Island Generation Corporation	Philippines
Mirant (Philippines) Rural Power Corporation	Philippines
LISP III Power Corporation	Philippines
(40% — Mirant (Philippines) Energy Corporation; 60% — Third party)
Mirant Toledo Holdings Corporation	Philippines
ARB Power Ventures, Inc.	Philippines
Mirant Generation Cebu Limited Duration Company	Cayman Islands
Toledo Power Co.	Philippines
(52.5% — ARB Power Ventures, Inc.; 47.5% Mirant
Generation Cebu Limited Duration Company)

Jurisdiction of
Name of Company	Organization

JEG Development Corporation	Philippines
(40% — Mirant Toledo Holdings Corporation; 60% —
Third Parties)
MAI-I Resources Corporation	Philippines
(22.47% — Mirant Toledo Holdings Corporation;
77.53% — Third parties)
Philstar.com, Inc.	Philippines
(55% — MAI-I Resources Corporation; 42% —
JEG Development Corporation; 3% — Third parties)
Hijos de F. Escano, Inc.	Philippines
(28.67% — MAI-I Resources Corporation;
21.57% — JEG Development Corporation;
49.76% Third parties)
Visayan Electric Company, Inc.	Philippines
(51.24% Hijos de F. Escano, Inc.; 5.21% —
MAI-I Resources Corporation; .055% —
JEG Development Corporation; 43.495% — Third parties)
Mirant (Navotas II) Corporation	Philippines
Mirant Navotas Corporation	Philippines
Mirant Sual Corporation	Philippines
(66.4% — Mirant (Philippines) Corporation; 25.51% — Mirant Sual Investments Corporation; 8.09% — Third parties)
Mirant Ilijan Investments Ltd. Partnership	Philippines
(50% — Mirant (Philippines) Corporation; 50% — Mirant (Philippines) Project Holdings Corporation)
Mirant Diamond Holding Corporation	Philippines
(48.79% — Mirant Ilijan Investments Ltd.
Partnership; 51.21% — Third party)
KEPCO Ilijan Corporation	Philippines
(41% Mirant Diamond Holding Corporation; 59% — Third parties)
Mirant Asia-Pacific Construction (Hong Kong) Limited	Hong Kong
Sual Construction Corporation	Philippines
Mirant (Philippines) Resources and Development Corporation	Philippines
(40% — Mirant Asia-Pacific Construction (Hong Kong) Limited; 60% — Third party)
Mirant Philippines Industrial Power Corporation	Philippines
(60% — Mirant (Philippines) Resources and
Development Corporation; 40% — Mirant (Philippines) Energy Corporation)
Toledo Holdings Corporation	Philippines
(60% — Mirant (Philippines) Resources and Development Corporation; 40% — Mirant Generation Cebu Limited Duration Company)
Mirant Philippines Industrial Power II Corporation	Philippines
(60% — Mirant (Philippines) Resources and Development Corporation; 40% — Mirant (Philippines) Energy Corporation)
MAP India (BVI) Limited	British Virgin Islands
Mirant Asia-Pacific (India) Private Limited	India
Mirant Eastern Power Plant Limited	British Virgin Islands

Jurisdiction of
Name of Company	Organization

MAP International Finance Corporation	British Virgin Islands
MAP Guangdong (BVI) Limited	British Virgin Islands
Mirant Guangdong (Shajiao C) Limited	British Virgin Islands
Stenus Limited	Jersey
Laito Company Limited	Hong Kong
Mirant Asia-Pacific (Europe) Investments Limited	British Virgin Islands
MAP Financial Services Limited	British Virgin Islands
MAP Investments (BVI) Limited	British Virgin Islands
MAP Nominee Services Limited	British Virgin Islands
Tranquil Star Corporation	British Virgin Islands
MAP Thailand (BVI) Limited	British Virgin Islands
BVR Holding Company Limited	Thailand
(28.18% — Tranquil Star Corporation; 71.82% — Third parties)
Bayview Beach Resort Co., Ltd.	Thailand
(12.13% — Tranquil Star Corporation; 51% — BVR
Holding Company Limited; 36.87% — Third parties)
MAP Balagarh (BVI) Limited	British Virgin Islands
Mirant Balagarh Investments Limited	Mauritius
Balagarh Power Company Limited	India
(26.32% — Mirant Balagarh Investments Limited;
73.68% — Third parties)
MAP Hirma (BVI) Limited	British Virgin Islands
Mirant Hirma Investments Limited	Mauritius
Mirant Asia-Pacific Operations (Hong Kong) Limited	Hong Kong
Mirant (Philippines) Operations Corporation	Philippines
MAP Project Management and Engineering (BVI) Limited	British Virgin Islands
Mirant Asia-Pacific Singapore Pte Limited	Singapore
China Johnston Southern, Limited	Mauritius
CEPA Energy Investment (Mauritius) Limited	Mauritius
CEPA Development (Mauritius) Company Limited	Mauritius
Mirant Holdings Germany, Inc.	Delaware
Mirant Investments Germany, Inc.	Delaware
Mirant Investments Europe, Inc.	Delaware
Mirant Development UK Limited	England & Wales
Mirant Europe	England & Wales
(99.996% — Mirant Investments Europe, Inc.; 0.004% — Mirant Corporation)
Mirant Holdings Netherlands, Inc.	Delaware
Mirant Asset Development and Procurement B.V	Netherlands
Mirant Investments Europe UK, Inc.	Delaware
Southern Electric International — Netherlands B.V	Netherlands
Mirant Beteiligungs GmbH	Germany
P.T. Tarahan Power Company	Indonesia
(55% — Mirant Beteiligungs GmbH; 45% — Third party)
Mirant Holdings Europe UK, Inc.	Delaware
Mirant Investments UK Limited	England & Wales
(50% — Mirant Holdings Europe UK, Inc.; 50% — Mirant Investments Europe UK, Inc.)
Mirant Holdings Immingham Limited	England & Wales
Mirant Generation and Trading ICHP Ltd.	England & Wales

Jurisdiction of
Name of Company	Organization

Mirant Investments Europe B.V	Netherlands
(50% — Mirant Holdings Netherlands, Inc.; 50% — Mirant Holdings Europe UK, Inc.)
Mirant Europe B.V	Netherlands
(45% — Mirant Investments Europe B.V.; 55% — Mirant Holdings Netherlands, Inc.)
Mirant Energy Marketing Nordic A.B	Sweden
Mirant Deutschland GmbH	Germany
Mirant Energy Marketing Switzerland GmbH	Switzerland
(95% — Mirant Europe B.V.; 5% — Mirant Investments Europe B.V.)
Mirant Generation Italia S.r.l	Italy
(90% — Mirant Europe B.V.; 10% — Mirant Investments Europe B.V.)
Mirant Generation Europe B.V	Netherlands
Mirant Italia S.r.l	Italy
(5% — Mirant Generation Europe B.V.; 95% — Third party)
SEI Brazil Holdings, Inc.	Delaware
SEI South America, Inc.	Delaware
Southern Energy Brazil Holdings, Inc.	Cayman Islands
(50% — SEI South America, Inc.; 50% — SEI Brazil Holdings, Inc.)
T&S Participacoes Ltda.	Brazil
(99% — Southern Energy Brazil Holdings, Inc.; 1% — Third party)
Mirant Caribe, Inc.	Delaware
Mirant Caribbean Services, LLC	Delaware
Mirant JPSCO Development Services, LLC	Delaware
Mirant Caribbean, Ltd.	British Virgin Islands
Mirant Virgin Islands, L.L.C	US Virgin Islands
Mirant Caribbean, Inc.	Delaware
Mirant Bahamas Investments Limited	Bahamas
Mirant Grand Bahama Limited	Bahamas
ICD Utilities Limited	Bahamas
(10.776% — Mirant Grand Bahama Limited; 89.224% — Third party)
Grand Bahama Power Company Limited	Bahamas
(50% — Mirant Grand Bahama Limited; 50% — ICD
Utilities Limited)
Mirant South America and Caribbean Finance, Ltd.	British Virgin Islands
(99% — Mirant Caribbean, Inc.; 1% — Mirant Caribe, Inc.)
Puerto Rico Power Investments, Ltd.	British Virgin Islands
(99% — Mirant South America and Caribbean Finance, Ltd.; 1% — Mirant Caribe, Inc.)
Mirant EcoElectrica Investments V, Ltd.	British Virgin Islands
(99% — Mirant Caribe, Inc.; 1% — Mirant Caribbean, Inc.)
Mirant EcoElectrica Investments IV, Ltd.	British Virgin Islands
(99% — Mirant EcoElectrica Investments V, Ltd.; 1% — Mirant Caribbean, Inc.)
Mirant EcoElectrica Investments III, Ltd.	British Virgin Islands
Mirant EcoElectrica Investments II, Ltd.	British Virgin Islands
Mirant EcoElectrica Investments I, Ltd.	British Virgin Islands
Mirant EcoElectrica Services, Ltd	British Virgin Islands
Mirant EcoElectrica O&M, Ltd.	British Virgin Islands

Jurisdiction of
Name of Company	Organization

Mirant EcoElectrica LNG Investments, Ltd.	British Virgin Islands
Mirant EcoElectrica LNG Marketing, Ltd.	British Virgin Islands
Mirant EcoElectrica LNG Finance, Ltd.	British Virgin Islands
LNG Power, Ltd.	British Virgin Islands
Mirant (British Virgin Islands) III Investments, Ltd.	British Virgin Islands
(90% — Mirant Caribe, Inc.; 10% — Mirant Caribbean, Inc.)
Mirant West Indies Investments, Ltd.	British Virgin Islands
Mirant (British Virgin Islands) II Investments, Ltd.	British Virgin Islands
Mirant JPSCO II Investments, Limited	Jamaica
Mirant JPSCO I Investments, Limited	Jamaica
Mirant (British Virgin Islands) I Investments, Ltd.	British Virgin Islands
Mirant JPSCO (Barbados) SRL	Barbados
Jamaica Public Service Company Limited	Jamaica
(80% — Mirant JPSCO
(Barbados) SRL; 20% — Third party)
Mirant Curacao Investments II, Ltd.	British Virgin Islands
Mirant Curacao Investments, Ltd.	British Virgin Islands
Curacao Utilities Operating Company N.V	Netherlands Antilles
Curacao Energy Company, Ltd.	Cayman Islands
(50% — Mirant Curacao Investments, Ltd.; 50% — Third party)
CUC Holdings, N.V	Netherlands Antilles
(51% — Curacao Energy Company, Ltd.; 49% — Third party)
Curacao Utilities Company, N.V	Netherlands Antilles
Integrated Utility Holdings Company, N.V	Netherlands Antilles
(33.3% — Mirant Curacao Investments, Ltd.; 66.6% — Third party)
CEMIG Investments, LLC	Delaware
(51% — Mirant International Investments, Inc.; 49% — Third party)
Cayman Energy Traders	Cayman Islands
Cayman Islands (51% — CEMIG Investments, LLC; 49% — Third party)
Southern Electric do Brasil Participacoes, Ltda.	Brazil
(90.6% — Cayman Energy Traders; 9.4% Third parties)
SET Associados, S/ A	Brazil
Mirant Trinidad Investments, Inc.	Delaware
Power Generation Company Trinidad and Tobago Limited	Trinidad and Tobago
(39% — Mirant Trinidad Investments, Inc.; 61% — Third parties)

MANAGEMENT AND CONTROL

4.     Directors and Executive Officers

      The following table lists the names and offices held by all directors and executive officers of the Corporation as of April 30, 2003. The mailing address for each of the individuals listed in the following table is:

c/o Mirant Corporation

1155 Perimeter Center West
Suite 100
Atlanta, Georgia

Name	Office

S. Marce Fuller	Director, President and Chief Executive Officer
David J. Lesar	Director
Ray M. Robinson	Director
A. W. Dahlberg	Director and Chairman of the Board of Directors
Stuart E. Eizenstat	Director
Robert F. McCullough	Director
A. D. Correll	Director
James F. McDoland	Director
Harvey A. Wagner	Executive Vice President and Chief Financial Officer
R. J. Pershing	Executive Vice President
Douglas L. Miller	Senior Vice President and General Counsel
Edwin H. Adams	Senior Vice President
J. William Holden III	Senior Vice President and Treasurer
Vance N. Booker	Senior Vice President
Roy McAllister	Senior Vice President
Frederick D. Kuester	Senior Vice President
Dan Streek	Vice President and Controller

5.     Principal Owners of Voting Securities

      As of May 30, 2003 no persons owned 10% or more of the voting securities of the Corporation.

UNDERWRITERS

6.     Underwriters

      (a) Attached hereto as Annex A is a chart containing the name and complete mailing address of each person who within three years prior to the date hereof acted as an underwriter of any securities of the Corporation which are outstanding on the date hereof, and the title of each class of securities underwritten.

      (b) No person is acting, or proposed to be acting, as principal underwriter of the New Secured Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.     Capitalization

      (a) As of May 30, 2003

Title of Class	Amount Authorized	Amount Outstanding

Common Stock, par value $0.01 per share	2,000,000,000	405,468,084
Company obligated mandatorily redeemable Preferred securities, $27.50 liquidation amount	6,900,000	6,900,000
7.4% Senior Notes due 2004	$200,000,000	$200,000,000
7.9% Senior Notes due 2009	$500,000,000	$500,000,000
5.75% Convertible Senior Notes due 2007	$370,000,000	$370,000,000
2.5% Convertible Senior Debentures, due 2021	$750,000,000	$750,000,000

      (b) Each holder of common stock entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question.

INDENTURE SECURITIES

8.     Analysis of Indenture Provisions

      The New Secured Notes will be issued under an indenture (the “Indenture”) to be dated as of the consummation of the Exchange Offers and entered into between the Corporation and Wells Fargo Bank N.A. as trustee (the “Trustee”). The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is attached as Exhibit T3C hereto and incorporated by reference herein. The Corporation has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution. Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.

      (a) Events of Default; Withholding of Notice

      An Event of Default with respect to the New Secured Notes is defined in the Indenture as being:

(i)	default for 30 days in payment of any interest on the New Secured Notes;

(ii)	default in payment of principal of the New Secured Notes;

(iii)	material default in the performance, or material breach, of any covenant or obligation of the Company or any of its Restricted Subsidiaries in the New Secured Notes Indenture and continuance of such material default or breach for a period of 60 days after written notice is given to the Company by the New Secured Notes Trustee or to the Company and the New Secured Notes Trustee by the Holders of at least 33 1/3% in aggregate principal amount of the New Secured Notes;

(iv)	default in the payment of the principal of any bond, debenture, note or other evidence of indebtedness, in each case for money borrowed, or in the payment of principal under any mortgage, indenture, fiscal agency agreement or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed, of the Company or any of its Restricted Subsidiaries, other than as described in (i) and (ii) above, which default for payment of principal is in an aggregate principal amount exceeding $50 million (or its equivalent in any other currency or currencies) when such indebtedness becomes due and payable (whether at maturity, upon redemption or acceleration or otherwise), if such default shall continue unremedied or unwaived for more than 10 Business

Days and the time for payment of such amount has not been expressly extended; provided that the foregoing clause of this paragraph (iv) shall not apply to secured Indebtedness permitted hereunder that becomes due prior to its stated maturity as a result of the voluntary sale or transfer as permitted hereunder of the property or assets securing such Indebtedness;

(v)	the failure of the Company or any Significant Subsidiary (other than any of the California Entities) generally to pay its debts as they become due, or the admission of such person in writing of its inability to pay its debts generally, or its making a general assignment for the benefit of its creditors, or the taking of any action by the Company or any Significant Subsidiary (other than any of the California Entities) to authorize any of the actions set forth in this subparagraph (v);

(vi)	the institution of any proceeding by or against the Company or any Significant Subsidiary (other than any of the California Entities) seeking to adjudicate it bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition (in each case, other than a solvent liquidation, winding up, reorganization, arrangement, adjustment, protection, relief or composition) of it or its debts under any law relating to bankruptcy, insolvency, reorganization, moratorium or relief of debtors, or seeking the entry of an order for relief or appointment of an administrator, receiver, fiscal agent, intervenor or other similar official for it or for any substantial part of its property, or the taking of any action by the Company or any Significant Subsidiary (other than any of the California Entities) to authorize any of the actions set forth in this subparagraph (vi);

(vii)	failure by Mirant or any of its Restricted Subsidiaries (other than any of the California Entities), to pay final and non- appealable judgments aggregating in excess of $50 million, which are not covered by indemnities or third-party insurance, which judgments are not paid, discharged, vacated or stayed for a period of 60 days;

(viii)	the repudiation by Mirant or any of its Restricted Subsidiaries of any of its obligations under any of the security documents or the unenforceability of any of the security documents against Mirant or any of its Restricted Subsidiaries for any reason if such unenforceability shall be applicable to Collateral having an aggregate fair market value of $50 million or more;

(ix)	any Security Document or any Lien purported to be granted thereby on assets having a fair market value in excess of $50 million is held in any judicial proceeding to be unenforceable or invalid, in whole or in part, or ceases for any reason within the control of Mirant or any of its Restricted Subsidiaries (other than pursuant to a release that is delivered or becomes effective as set forth in the New Secured Notes Indenture) to be fully enforceable and perfected; or

(x)	any Security Document shall cease to be in full force and effect (unless terminated in accordance its terms) or shall cease to give the Collateral Agent a valid lien on a material portion of the Collateral, prior to the rights of all third Persons, subject to Permitted Liens.

      If an Event of Default with respect to the New Secured Notes shall occur and be continuing, either the New Secured Notes Trustee or the Holders of at least 33 1/3% in aggregate principal amount of the New Secured Notes may declare the principal amount of the New Secured Notes, and any interest accrued thereon, to be due and payable immediately. At any time after such declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained, if all Events of Default have been cured (other than the nonpayment of principal of the New Secured Notes which has become due solely by reason of such declaration of acceleration) then such declaration of acceleration shall be automatically annulled and rescinded.

      No Holder of the New Secured Notes shall have any right to institute any proceeding, judicial or otherwise, with respect to the New Secured Notes Indenture, or for the appointment of a receiver or New Secured Notes Trustee, or for any other remedy thereunder, unless (i) such Holder has previously given written notice to the New Secured Notes Trustee of a continuing Event of Default with respect to the New Secured Notes; (ii) the Holders of not less than 33 1/3% in principal amount of the New Secured Notes shall have made written request to the New Secured Notes Trustee to institute proceedings in respect of such Event of Default in its own name as New Secured Notes Trustee; (iii) such Holder or Holders have offered the New Secured Notes Trustee indemnity satisfactory to the New Secured Notes Trustee against the costs, expenses and liabilities to be incurred in compliance with such request; (iv) the New Secured Notes Trustee, for 60 days after its receipt of such notice, request and offer of indemnity, has failed to institute any such proceeding; and (v) no direction inconsistent with such written request has been given to the New Secured Notes Trustee during such 60 day period by the Holders of a majority in principal amount of the outstanding New Secured Notes.

(b)	Authentication and Delivery of New Secured Notes; Use of Proceeds

      As set forth in Section 302 of the Indenture, the Senior Secured Notes to be issued under the Indenture may from time to time be executed on behalf of the Corporation by its Chairman of the Board, its President or one of its Vice Presidents and delivered to the Indenture Trustee for authentication and delivery in accordance with the Indenture. Each Senior Secured Note shall be dated the date of its delivery, and no Senior Secured Note shall be valid unless it bears a certificate of authentication, as provided in the Indenture, executed by the Trustee by manual signature of an authorized officer, and such certificate shall be conclusive evidence that such Senior Secured Note has been duly authenticated and delivered under the Indenture.

      Because the New Secured Notes are being issued in exchange for the Exchange Offer Securities, there will be no proceeds from the issuance of the New Secured Notes.

(c)	Release and Substitution of Property Subject to the Lien of the Indenture

      To secure the due and punctual payment of the obligations of the Company under this Indenture and the Senior Secured Notes of any series, the Company and the Trustee may enter into such collateral documents as may be specified in the terms of the particular series of Senior Secured Notes established as contemplated by Section 301 of the Indenture, to create the security interests and related matters referred to therein (the “Collateral Documents”).

      Collateral may be released from the security interest created by the applicable Collateral Documents at any time or from time to time, and the applicable Collateral Documents may be terminated, in accordance with the provisions of the applicable Collateral Documents. The release of any collateral from the terms of the Indenture and of the applicable Collateral Documents or the release of, in whole or in part, the liens created by the applicable Collateral Documents, or the termination of the applicable Collateral Documents, will not be deemed to impair the lien on the collateral in contravention of the provisions of the Indenture if and to the extent the collateral or liens are released, or the applicable Collateral Documents are terminated, pursuant to the applicable Collateral Documents. To the extent applicable, the Corporation and each obligor on any series of New Secured Notes shall cause Section 314(d) of the Trust Indenture Act relating to the release of property or securities from the lien related to the Indenture and of the applicable Collateral Documents to be complied with. Any certificate or opinion required by 314(d) of the Trust Indenture Act may be made by an officer of the Corporation, except in cases which 314(d) of the Trust Indenture Act requires that such certificate or opinion be made by an independent person.

      (d) Satisfaction and Discharge of the Indenture

      The Corporation, at its option, (a) will be discharged from any and all obligations in respect of the New Secured Notes (except in each case for the obligations to register the transfer or exchange of such New Secured Notes, replace stolen, lost or mutilated New Secured Notes, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain covenants of the Indenture with respect to the New Secured Notes in each case, if the Corporation irrevocably deposits with the Trustee, in trust, (i) money or (ii) (A) U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount, or (B) a combination thereof, in each case sufficient to pay and discharge the principal and interest on the outstanding New Secured Notes on the dates such payments are due in accordance with the terms of such New Secured Notes (or if the Corporation has designated a redemption date pursuant to the final sentence of this paragraph, to and including the redemption date so designated by the Corporation), and no Event of Default or event which with notice or lapse of time would become an Event of Default (including by reason of such deposit) with respect to the New Secured Notes shall have occurred and be continuing on the date of such deposit. To exercise any such option, the Corporation is required to deliver to the Trustee (x) an opinion of counsel (who may be counsel to the Corporation) to the effect that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge, which in the case of (a) must be based on a change in law or a ruling by the U.S. Internal Revenue Service, and (y) an Officers’ Certificate as to compliance with all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the New Secured Notes. If the Corporation shall wish to deposit or cause to be deposited money or U.S. Government Obligations to pay or discharge the principal of and interest, if any, on the outstanding New Secured Notes to and including the Redemption Date on which all of the outstanding New Secured Notes are to be redeemed, such Redemption Date shall be irrevocably designated by a Board Resolution delivered to the Trustee on or prior to the date of deposit of such money or U.S. Government Obligations, and such Board Resolution shall be accompanied by an irrevocable Company Request that the Trustee give notice of such redemption in the name and at the expense of the Corporation not less than 15 nor more than 30 days prior to such Redemption Date in accordance with the Indenture.

      (e) Evidence Required to be Furnished by the Corporation to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture.

      The Corporation shall comply with Section 314(a)(4) of the Trust Indenture Act without regard to any period of grace or requirement of notice and, if so, specifying each such default of which such signer has knowledge and the nature thereof.

9.	Other Obligors

      None.

      Content of Application for Qualification. This application for qualification comprises:

(a) Pages number 1 to 16 consecutively.

(b) The statement of eligibility and qualification on Form T-1 of Wells Fargo Bank N.A., as Trustee under the Indenture to be qualified (included as Exhibit 25.1 of the Corporation’s Form T-3 dated June 2, 2003 and incorporated by reference herein).

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of each trustee.

List of Exhibits

Exhibit T3A	—	Certificate of Incorporation of Mirant Corporation (filed as Exhibit 3.1 of the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and incorporated by reference herein)

Exhibit T3B	—	Bylaws of Mirant Corporation (filed as Exhibit 3.2 of the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and incorporated by reference herein)

Exhibit T3C	—	Form of Indenture between Mirant Corporation and Wells Fargo Corporate Trust, as Trustee (filed herewith).

Exhibit T3D	—	Not Applicable

Exhibit T3E	—	Second Amended Offering Circular (filed as Exhibit (a)(1)(A) of the Corporation’s Schedule TO dated June 30, 2003 and incorporated by reference herein)

Exhibit T3F	—	A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included as part of Exhibit T3C herewith).

Exhibit 25.1	—	Form T-1 qualifying Wells Fargo Bank, N.A. as Trustee under the Indenture to be qualified (filed as Exhibit 25.1 of the Corporation’s Form T-3 dated June 2, 2003 and incorporated by reference herein).

SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Mirant Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Atlanta, and State of Georgia, on the 30th day of June, 2003.

(Seal)

MIRANT CORPORATION

By:	/s/ J. WILLIAM HOLDEN III

Name: J. William Holden III

Title:	Senior Vice President and Treasurer

Attest:

By:	/s/ ELIZABETH B. CHANDLER

Name: Elizabeth B. Chandler
Title: Vice President and Corporate Secretary

Annex A

Schedule of Underwriters for Securities of the Corporation

within the Previous Three Years

A.     MIRANT CORPORATION

	Securities	Underwriters

1.	60,000,000 Shares of Common Stock, dated as of July 31, 2001.	Credit Suisse First Boston Corporation Eleven Madison Avenue New York, NY 10010
2.	2.5% Convertible Senior Debentures due 2021, dated as of May 31, 2001.	Salomon Smith Barney, Inc. 388 Greenwich Street New York, New York 10003
3.	5.75% Convertible Senior Notes due 2007, dated as of July 8, 2002.	Banc of America Securities LLC
600 Montgomery Street
San Francisco, California;

Credit Suisse First Boston Corporation
Eleven Madison Avenue
New York, NY 10010;

Salomon Smith Barney, Inc.
388 Greenwich Street
New York, New York 10003;

Commerzbank Capital Markets Corp.
Two World Financial Center
New York, NY 10281-1050;

Dresdner Kleinwort Wasserstein Securities LLC
75 Wall Street
New York, NY 10005;

Westdeutsche Landesbank
Girozentrale, London Branch
1211 Avenue of the Americas
New York, NY 10036

A-1

Securities	Underwriters

4.	6,000,000 Preferred Securities 6 1/4% Convertible Trust Preferred Securities, Series A, dated as of October 2, 2000.	Goldman, Sachs & Co.
85 Broad Street
New York, NY 10004;

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036;

UBS Warburg LLC
677 Washington Boulevard
Stamford, CT 06901;

ABN AMRO Incorporated
55 East 52 Street
New York, NY 10055;

Donaldson, Lufkin & Jenrette Securities Corporation
11 Madison Avenue
New York, New York 10010;

Merrill Lynch, Pierre, Fenner & Smith Incorporated
4 World Financial Center
250 Vesey Street
New York, NY 10080

A-2

Securities	Underwriters

5.	58,000,000 Shares of Common Stock, dated as of October 2, 2000.	Goldman, Sachs & Co.
85 Broad Street
New York, NY 10004;

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036;

Banc of America Securities LLC
600 Montgomery Street
San Francisco, California;

Credit Suisse First Boston Corporation
Eleven Madison Avenue
New York, NY 10010;
JP Morgan Securities Inc.;

Lehman Brothers Inc.
399 Park Avenue
New York, NY 10022;

Salomon Smith Barney, Inc.
388 Greenwich Street
New York, New York 10003;

ABN AMRO Incorporated
55 East 52 Street
New York, NY 10055;

Blaylock & Partners, L.P.
399 Park Avenue, 15th Floor
New York, New York 10022;

J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017

Commerzbank Aktiengesellschaft
Two World Financial Center
New York, NY 10281-1050;

The Williams Capital Group, L.P.
650 Fifth Avenue,10th Floor
New York, NY 10019

A-3